Exhibit 12 - Ratio of Earnings to Fixed Charges

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	28.2	282.5	(109.8)	41.2	26.9
Adjustment for undistributed (income)/losses of partnerships, net of distributions	—	10.5	(11.5)	(1.0)	3.5
Interest expense	13.6	16.1	19.5	28.9	22.5
Portion of rental expense deemed interest	22.0	20.4	20.5	21.5	19.4
Total earnings	63.8	329.5	(81.3)	90.6	72.3
Fixed Charges:
Interest expense	13.6	16.1	19.5	28.9	22.5
Portion of rental expense deemed interest	22.0	20.4	20.5	21.5	19.4
Total fixed charges	35.6	36.5	40.0	50.4	41.9
Preferred dividends:
Preferred dividends	—	—	—	—	—
Combined fixed charges and preferred dividends	35.6	36.5	40.0	50.4	41.9
Ratio of Earnings to Fixed Charges	1.8	9.0	(2.0)	1.8	1.7
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.8	9.0	(2.0)	1.8	1.7